Exhibit 4.2

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 05/28/2002
020340098 - 2280967

Certificate of Amendment
to the
Restated Certificate of Incorporation
of
Aldila, Inc.

Aldila, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

(1)   The name of the Corporation is Aldila, Inc. The date of the filing of its original Certificate of Incorporation (the “Original Certificate”) with the Secretary of State of the State of Delaware was December 6, 1991, under the name Aldila Holdings Corp.. The Original Certificate was amended on December 11, 1991 and January 8, 1992, and Restated Certificates of Incorporation became effective on April 23, 1993 and June 11, 1993.

(2)   Pursuant to Section 242(b) of the Delaware General Corporation Law the Board of Directors of the Corporation has duly adopted, and a majority of the outstanding stock entitled to vote thereon has approved, the amendments to the Restated Certificate of Incorporation of the Corporation set forth in this Certificate of Amendment.

(3)   Article FOURTH of the Restated Certificate of Incorporation of the Corporation is amended to insert the following paragraph as the second paragraph of Article FOURTH:

“Effective on June 3, 2002 at 11:59 p.m., Eastern Daylight Time, every three outstanding shares of Common Stock shall without further action by this Corporation or the holder thereof be combined into and automatically become one share of Common Stock. The authorized shares of the Corporation shall remain as set forth in this Certificate of Incorporation. No fractional share shall be issued in connection with the foregoing stock split; all shares of Common Stock so split that are held by a stockholder will be aggregated and each fractional share resulting from such aggregation shall be rounded down to the nearest whole share. In lieu of any interest in a fractional share of Common Stock to which a stockholder would otherwise be entitled as a result of the foregoing split, the Corporation shall pay a cash amount to such stockholder equal to the fair value as determined by the Board of Directors of such fractional share as of the effective date of the foregoing split.”

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of the Restated Certificate of Incorporation on this 28th day of May, 2002.

ALDILA, INC.

By:	/s/ Peter R. Mathewson
Peter R. Mathewson
Chairman, Chief Executive Officer and President

Attest:

By:	/s/ Robert J. Cierzan
Robert J. Cierzan
Secretary